[Letterhead of Sutherland Asbill & Brennan LLP]

September 20, 2013

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Amendment No. 3 to the Registration Statement on Form N-2

Filed on September 17, 2013

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Fund”), set forth below are the Fund’s responses to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on September 19, 2013, with respect to Amendment No. 3 of the Fund’s registration statement on Form N-2, filed with the Commission on September 17, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Fund’s response. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.	Please provide to the Staff on a supplemental basis an analysis of why the risk of obtaining final approval by the U.S. Small Business Administration (the “SBA”) of the Formation Transactions is not a principal risk for which disclosure is required.

The Fund advises the Staff on a supplemental basis that it has obtained substantive approval at the agency committee level of the SBA (the highest required level of approval) for the completion of the Formation Transactions and the SBA has reviewed and passed upon all of the documentation for the Formation Transactions. This is evidenced by the Fund’s receipt of a conditional approval letter from the SBA, dated as of September 17, 2013. Given the receipt of this conditional approval letter, the Fund believes that there is minimal risk of not receiving final approval from the SBA of the Formation Transactions upon the completion of the Fund’s initial public offering (the “IPO”) in view of the fact that: (1) the remaining requirements to receive the final approval from the SBA are administrative in nature and are not substantive; (2) one of the primary requirements to receive final approval from the SBA, which is providing the SBA with a certificate confirming the receipt of proceeds from the IPO, will be satisfied upon completion of

Edward P. Bartz, Esq.

September 20, 2013

the IPO; and (3) such final approval from the SBA has routinely been granted in connection with other initial public offerings by business development companies where an interest in a Small Business Investment Company was acquired in connection therewith.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joseph B. Alala, III / Capitala Finance Corp.

John Mahon / Sutherland Asbill & Brennan LLP